Patientory, Inc.

Financial Statements
December 31, 2019 and 2018

Patientory, Inc.

Table of Contents
December 31, 2019 and 2018

Pacific
Accounting and Advisory Group LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
Patientory, Inc.

We have reviewed the accompanying financial statements of **Patientory, Inc.** (the Company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of CPAs. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Pacific Accounting and Advisory Service LLC

Certified Public Accountants

Atlanta, GA
November 16, 2020

Patientory, Inc.

Balance Sheets
(See Independent Accountant's Review Report)
December 31, 2019 and 2018

		2019		2018
Assets				
Current assets				
Cash and cash equivalents	$	**61,098**	$	38,306
Receivable from Patientory Association	$	**10,025**	$	-
Receivable from shareholder		**59**		59
Total current assets		**71,182**		38,365
Non-current assets				
Furnishings and equipment, net		**5,322**		-
Intangible assets, net		**483,244**		21,365
Website, net		**10,719**		-
Total non-current assets		**499,285**		21,365
Total assets	$	**570,467**	$	59,730
Liabilities and shareholders' equity				
Current liabilities				
Accounts payable	$	**457,217**	$	9,664
Total current liabilities		**457,217**		9,664
Loan from shareholder		**4,886**		4,886
Deferred grant income		**25,648**		62,464
SAFE liabilities		**105,000**		5,000
Total liabilities		**592,751**		82,014
Shareholders' equity				
Common stock		**867**		867
Additional paid in capital		**20,846**		20,846
Accumulated deficit		**(43,997)**		(43,997)
Total shareholders' equity		**(22,284)**		(22,284)
Total liabilities and shareholders' equity	$	**570,467**	$	59,730

The accompanying notes are an integral part of these financial statements.

Patientory, Inc.

Statements of Income

(See Independent Accountant's Review Report)

December 31, 2019 and 2018

		2019		2018
Income				
Grant	$	**732,290**	$	803,058
Total Income		**732,290**		803,058
Operating expenses				
Advertizing and marketing		**120,832**		39,979
Amortization		**28,752**		743
Bank fees		**1,655**		645
Contractors and consultants		**109,175**		53,892
Depreciation		**428**		-
Insurance expense		**479**		711
Legal and professional fees		**60,756**		159,618
Meals and entertainment		**187**		6,065
Office expenses		**3,516**		5,604
Other		**536**		2,168
Payroll expense		**131,039**		125,431
Recruiting		**-**		104,208
Rent		**26,947**		29,117
Research and development		**218,440**		247,265
Subscription		**16,020**		14,405
Taxes and licenses		**5,050**		2,375
Travel		**7,975**		9,209
Utilities		**507**		2,044
Total operating expenses		**732,293**		803,479
Other income				
Interest income		**2**		421
Total other income		**2**		421
Net income	**$**	**(0)**	**$**	**0**

The accompanying notes are an integral part of these financial statements.

Patientory, Inc.

Statements of Shareholders' Deficit
(See Independent Accountant's Review Report)
December 31, 2019 and 2018

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total	
Balance, December 31, 2017	$	867	$	20,846	$	(43,997)	$	(22,284)
Net earnings (loss)		-		-		-		-
Balance, December 31, 2018		867		20,846		(43,997)		(22,284)
Net earnings (loss)		-		-		-		-
Balance, December 31, 2019	**$**	**867**	**$**	**20,846**	**$**	**(43,997)**	**$**	**(22,284)**

The accompanying notes are an integral part of these financial statements. 4

Patientory, Inc.

Statements of Cash Flows

(See Independent Accountant's Review Report)

December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and Amortization	**29,181**	743
Changes in operating assets and liabilities:		
Accounts payable	**447,553**	9,664
Receivable from Patientory Association	**(10,025)**	
Loan from shareholders	**-**	(17,878)
Deferred grants	**(36,816)**	(472,759)
Net cash provided (used) by operating activities	**429,893**	(480,230)
Cash flows from investing activities		
Purchase of furniture	**(5,750)**	-
Intangible assets	**(488,421)**	(22,108)
Website development	**(12,930)**	-
Net cash used for investing activities	**(507,101)**	**(22,108)**
Cash flows from financing activities		
Proceeds from SAFE agreements	**100,000**	-
Net cash provided by financing activities	**100,000**	-
Net increase (decrease) in cash and cash equivalents	**22,792**	(502,338)
Cash and cash equivalents, beginning of year	**38,306**	540,644
Cash and cash equivalents, end of year	$ **61,098**	$ 38,306
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

1.   Nature of Business

Patientory, Inc. (the Company) is a Delaware corporation, headquartered in Atlanta, Georgia, whose principal operations are providing population health data management and analytics. Through its two decentralized applications – NEITH an enterprise software tool, and the Patientory mobile app – Patientory Inc. empowers patients and enterprises with actionable insights into healthcare data to improve population health outcomes. The "Patientory" mobile application runs on the HIPPA-compliant blockchain platform and works as a global network that connects siloed, centralized medical and health record keeping systems. Patientory also assists healthcare organizations in creating custom smart contracts that adopt and use the PTOYMatrix blockchain network.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Patientory will gain its revenue from the Software as a Service (Saas) annual contract as well as population health management services (machine learning physician diagnoses support, patient-provider UI care coordination, patient engagement) from the aggregation of data on the platform as well as technical support.

During the Company's development stage of its services, Patientory Foundation, Ltd., had an agreement with the Company to pay the cost of developments for the period, based on the development milestones noted in the contract. The foundation provided $1,000,000 on July 1, 2017; and additional $1,000,000 is being funded subsequently as the milestone requirements are satisfied. The Company recognizes the grant income for the period's development costs, and defers the surplus payments received from Patientory Foundation, Ltd. The Company recorded deferred grant income of $25,648 and $62,464 for the period of December 31, 2019 and 2018 respectively.

Cash and Cash Equivalents

The Company considered all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Office furniture is depreciated over seven years. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of websites, patents and trademarks. Websites are amortized over five years. Patents and trademarks are amortized over the useful life of the patent and the trademark.

Costs incurred in connection with the development of software products are accounted for in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 985-20 *Costs of Software to Be Sold, Leased or Marketed."* Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs are capitalized after a product is determined to be technologically feasible and is in the process of being developed for market and capitalization ceases after the general release of the software. The development of key technology, "blockchain platform", was not completed as of December 31, 2019. Therefore, costs incurred for the period ended December 31, 2019 and prior years are recorded as research and development expense.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily

consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

We recognize income taxes under the liability method. We recognize a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We establish valuation allowances if we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using the tax rates expected to be in effect during the years in which the basis differences reverse. We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial statement purpose and the amount used for income tax purposes. The Company's deferred tax assets relate primarily to net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had approximately net deferred tax assets before valuation allowance of $204 thousand and $203 thousand, respectively. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized.

In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018. Therefore, valuation allowances of $204 thousand and $203 thousand were recorded as of December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $729 thousand and $724 thousand, which may be carried forward and begin to expire in 2035.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

3.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

4.   Debt

SAFE Agreements

In 2017 and 2019, the Company issued simple agreements for future equity (SAFE Agreement), providing total gross proceeds of $105,000. In exchange for the payment by Frenesa K. Hall of $5,000 on January 18, 2017, the Company issued the right to certain shares of the Company's capital stock. In exchange for the payment by R/GA Ventures OEBVS, LLC of $100,000 on September 11, 2019, the Company issued the right to certain shares of the Company's capital stock. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's SAFE Preferred Stock. If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the discount price. The conversion price is 15% discount to the pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are convertible at the holders' election into either: a) cash equal to the purchase amount or b) automatically receiv from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option.

In the case of a dissolution event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are to be paid from available assets after satisfying debts and other senior interests an amount up to the purchase amount, or ratable portion of available assets.

5.   Equity

Common Stocks

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 and the par value of such shares is $0.0001. As of December 31, 2019 and December 31, 2018, 8,671,886 and 8,671,886 shares of Common Stock were issued and outstanding, respectively.   On May 27, 2020, 1,000 shares previously issued were cancelled for one of the shareholders.

Common	Outstanding
Angel Ordinary Shares non-restricted	531,646
Founders Ordinary Shares non-restricted	7,000,000
Pre-Seed A Oridinary Shares non-restricted	591,394
Pre-Seed A Oridinary Shares restricted	548,846
Total Number of Shares	8,671,886

Equity Incentive Plan

In 2016, the Company's board of directors approved Equity Incentive Plan and Agreement. 1,329,114 shares of common stock were reserved for issuance under the plan.   The Equity Incentive Plan transaction has not occurred as of December 31, 2019.

6.   Related Party Transactions

The Company owed some reimbursable expenses to its CEO.   There is no formal repayment terms or interest rates established for this loan. The amount of this loan from shareholder was $4,886 as of December 31, 2019.

The Company's CEO serves as a board member of Patientory Association.   The Patientory Association facilitates the development of standards that are essential to the implementation of the PTOYMatrix platform. During 2019, the Company paid some professional fees for the Patientory Association.   The amount of this receivable from Patientory Association was $10,025 as of December 31, 2019.

7.   Subsequent Events

The Company has received additional non-dilutive capital totaling $20,000 from Novartis and Women Who Tech in 2020. The Company has been approved for the National Science Foundation/SBIR Grant phase 1 up to $120,000 no dilutive capital in 2020.

Management has evaluated subsequent events through November 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.